

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 27, 2017

Bruce Weins
Chief Financial Officer
Seacor Holdings Inc.
2200 Eller Drive, P.O. Box 13038,
Fort Lauderdale, Florida 33316

> **Re:** **Seacor Holdings Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 30, 2017**
> **File No. 001-12289**

Dear Mr. Weins:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule

Note 4. Investments, at Equity, and Advances to 50% or Less Owned Companies

Trailer Bridge, Page 22

1. We note that in December 2016, as a result of a recapitalization of Trailer Bridge your ownership interest in Trailer Bridge increased to 55.3%. We also note that you provide secured financing and technical and commercial management services to Trailer Bridge. Please tell us your basis for not consolidating Trailer Bridge.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Melissa Raminpour for

Lyn Shenk
Branch Chief
Office of Transportation and Leisure